SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of September 2007
                        Commission File Number: 001-32229

                              ---------------------

                             Homex Development Corp.
                 (Translation of registrant's name into English)

                            Andador Javier Mina 891-B
                    Boulevard Alfonso Zaragoza Maytorena 2204
                    Bonanza 80020. Culiacan, Sinaloa, Mexico
                              ---------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F |X|   Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes |_|                No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-               .
   --------------

This report consists of a press release made by Homex Development Corp. regarding an agreement with HSBC Mexico, S.A. to provide Homex's clients with a new mortgage product offered by the bank. Attached hereto is a copy of the press release dated June 23, 2005.

[COMPANY LOGO]                                                 Investor Contacts
                                                 investor.relations@homex.com.mx

                                                             Carlos J. Moctezuma
                                                      Head of Investor Relations
                                                                 +5266-7758-5838
                                                         cmoctezuma@homex.com.mx

--------------------------------------------------------------------------------
THIRD QUARTER 2007 RESULTS
--------------------------------------------------------------------------------
Homex Reports Strong Revenue, EBITDA and Net Income Growth in the Third Quarter of 2007 with an Aggressive Expansion Program
--------------------------------------------------------------------------------

Culiacan Mexico, October 23, 2007 - Desarrolladora Homex, S.A.B. de C.V. ("Homex" or "the Company") [NYSE: HXM, BMV: HOMEX] today announced results for the third quarter ended September 30, 2007(1).

Highlights

o Total revenues increased 18.4% in the third quarter of 2007 to Ps.4.0 billion from Ps.3.3 billion in the third quarter of 2006.

o The Company sold 13,229 homes during the third quarter, representing an increase of 19.1% over the same period of 2006. Affordable entry and middle-income unit sales increased 18.3% and 29.1%, respectively, during the quarter.

o EBITDA during the quarter was Ps.937.9 million, a 16.7% increase from the Ps.803.4 million reported in the third quarter of 2006.

o Net income increased 14.6% in the third quarter of 2007 to Ps.550.5 million from Ps.480.5 million in the third quarter of 2006.

o Accounts receivable as a percentage of total revenues improved to 40.6% from the 43.8% reported in September 2006. Accounts receivable turnover days improved to 146 days as of September 2007 from 158 days reported as of September 2006.

o Homex continued its national expansion program with the launch off 11 new projects, a historical record for the Company as well as the consolidation of investments in technology and modernization of its production processes.

"Homex continues to post strong results ahead of the industry average growth, mainly as a result of our business strategy, execution capabilities and continued innovation both in construction and sales; we will continue to invest aggressively to ensure our future growth." commented Gerardo de Nicolas, Chief Executive Officer of Homex. "We are very optimistic about the positive trends and high growth potential of the Mexican housing market in the foreseeable future, both in affordable entry-level and middle income housing, where the federal government has proven its capacity to maintain and increase the mortgage supply and innovation." "We believe that Homex is extraordinarily positioned to leverage from these opportunities, and continue its aggressive expansion plan with more attractive products." added Mr. de Nicolas.

-------------
(1) Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of September 30, 2007 in accordance with Mexican GAAP. The symbols "Ps." and "$"refer to Mexican pesos and "US$" refers to U.S. dollars. The third quarter 2007 financial information is unaudited and is subject to adjustment.

------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL AND OPERATING HIGHLIGHTS                                                                            NINE MONTHS
------------------------------------------------------------------------------------------------------------------------------------
Thousands of constant pesos as of September 30,
2007, unless otherwise indicated                        3Q'07          3Q'06         % Chg.           2007         2006   % Chg.
------------------------------------------------------------------------------------------------------------------------------------
Volume (Homes)                                         13,229         11,108          19.1%         35,279       30,281    16.5%
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                           $3,964,333     $3,349,258          18.4%    $10,459,317   $8,758,779    19.4%
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                       $1,312,956     $1,076,898          21.9%     $3,375,775   $2,783,611    21.3%
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                     $863,144       $768,028          12.4%     $2,280,643   $1,961,312    16.3%
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Expense                                 $125,793       $128,939          -2.4%       $294,945     $343,916   -14.2%
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                           $550,481       $480,523          14.6%     $1,433,423   $1,077,435    33.0%
------------------------------------------------------------------------------------------------------------------------------------
EBITDA (a)                                           $937,992       $803,450          16.7%     $2,640,241   $2,086,317    26.6%
------------------------------------------------------------------------------------------------------------------------------------
Gross Margin                                            33.1%          32.2%                         32.3%        31.8%
------------------------------------------------------------------------------------------------------------------------------------
Operating Margin                                        21.8%          22.9%                         21.8%        22.4%
------------------------------------------------------------------------------------------------------------------------------------
EBITDA Margin                                           23.7%          24.0%                         25.2%        23.8%
------------------------------------------------------------------------------------------------------------------------------------
Earnings per share                                       1.64           1.43                          4.27         3.21
------------------------------------------------------------------------------------------------------------------------------------
Earnings per ADR presented in US (b)                     0.91           0.80                          2.38         1.79
------------------------------------------------------------------------------------------------------------------------------------
Weighted avg. shares outstanding (MM)                   335.9          335.9                         335.9        335.9
------------------------------------------------------------------------------------------------------------------------------------
Accounts receivable (as a % of sales)                                                                40.6%        43.8%
------------------------------------------------------------------------------------------------------------------------------------
Accounts receivable (days) period-end                                                                  146          158
------------------------------------------------------------------------------------------------------------------------------------
Inventory turnover (days) period-end                                                                   331          254
------------------------------------------------------------------------------------------------------------------------------------
Inventory (w/o land) turnover (days)                                                                    63           51
period-end
------------------------------------------------------------------------------------------------------------------------------------

(a) EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense and employee statutory profit sharing expense. Please see Financial Results / EBITDA, which includes a table that sets forth a reconciliation of net income to EBITDA for the third quarter 2007 and 2006.


(b) US$ values estimated using an exchange rate Ps.10.77 per US$1.00. Common share/ADR ratio: 6:1

Operating Results

Homex operated in 31 cities and 20 states across Mexico as of September 30, 2007.

Sales Volumes. For the three-month period ended September 30, 2007, sales volume totaled 13,229 homes, of which affordable entry-level volumes accounted for 12,124 homes, representing 91.6% of the total sales volume. Increased financing availability from all sources, particularly INFONAVIT, contributed to the higher sales volume of affordable entry-level homes. Sales of middle-income homes also continued to grow. Middle-income volume was 1,105 homes, or 8.4% of total sales and up 29.1% from the third quarter of 2006.

-------------------------------------------------------------------------------------------------------------
VOLUME
-------------------------------------------------------------------------------------------------------------
                                                           Change                                     Change
                          3Q'07             3Q'06     3Q07 / 3Q06          2007 FY         2006 FY     07/06
-------------------------------------------------------------------------------------------------------------
Affordable-entry         12,124            10,252            18.3%          32,270          27,875      15.8%
-------------------------------------------------------------------------------------------------------------
Middle income             1,105               856            29.1%           3,009           2,406      25.1%
-------------------------------------------------------------------------------------------------------------
Total volume             13,229            11,108            19.1%          35,279          30,281      16.5%
-------------------------------------------------------------------------------------------------------------

The average price during the third quarter for all homes sold was Ps.295 thousand, 1.0% lower when compared to the third quarter of 2006 and reflecting a 2.1% increase when compared to the second quarter of 2007. An improved product offering within the middle-income segment contributed to the 13.6% increase in the average price of homes sold in this segment during the period.

----------------------------------------------------------------------------------------------------------------------------
                                                                                                              PRICE RANGE
AVERAGE PRICE                                                                                                 BY SEGMENT*
----------------------------------------------------------------------------------------------------------------------------
Thousands of constant pesos as of  September 30, 2007                                     Change
                                                        3Q'07            3Q'06       3Q07 / 3Q06           Low         High
----------------------------------------------------------------------------------------------------------------------------
Affordable-entry                                        $255             $269               -5.2%         $185         $600
----------------------------------------------------------------------------------------------------------------------------
Middle income                                           $730             $643               13.6%         $601       $2,100
----------------------------------------------------------------------------------------------------------------------------
Average price for all homes                             $295             $298               -1.0%
----------------------------------------------------------------------------------------------------------------------------
Compound average price for all homes                    $353             $331                6.7%
----------------------------------------------------------------------------------------------------------------------------

* The Company categorized its products sold during the quarter according to the price ranges presented above.

Mortgage Financing. As of September 30, 2007, the Company's customers obtained mortgages principally from the Mexican Workers' Housing Fund (INFONAVIT), the five largest Sofoles, five commercial banks and FOVISSSTE. During the third quarter of 2007, INFONAVIT represented 79.1% of the mortgages granted to Homex's customers.

-------------------------------------------------------------------------------------------
MORTGAGE FINANCING BY SEGMENT
-------------------------------------------------------------------------------------------
Number of Mortgages
-------------------------------------------------------------------------------------------
Financing Source                 3Q'07        % of Total             3Q'06      % of Total
-------------------------------------------------------------------------------------------
INFONAVIT                       10,464             79.1%             8,498           76.5%
-------------------------------------------------------------------------------------------
SHF & Banks                      1,879             14.2%             1,608           14.5%
-------------------------------------------------------------------------------------------
FOVISSSTE                          886              6.7%             1,002            9.0%
-------------------------------------------------------------------------------------------
Total                           13,229            100.0%            11,108          100.0%
-------------------------------------------------------------------------------------------

Geographic Expansion. Third quarter 2007 represented a historical record for the Company's expansion, as Homex opened 11 new projects, both in affordable-entry and middle income across the country.Homex started operations in three new cities, in affordable-entry level the Company opened Queretaro in central Mexico and Cancun, strengthening our presence in the southeast; in the middle-income level Homex started operations in Rosarito, Baja California Norte.

The Company also expanded its footprint in Acapulco with a new middle income project, intended for the national tourism market and weekend-home market from Mexico City, Additionally, during the third quarter of 2007 the Company launched seven new affordable entry-level expansion projects in Culiacan, Mexico City, Monterrey, Guadalajara, Laredo, Xalapa, and Leon.

These initiatives are preparing Homex to seize opportunities in the future. The Company is rapidly consolidating its operations in the medium sized cities , maintaining a geographically diverse base of projects, while strengthening its presence in the major metropolitan areas in the country. Homex is one of the leading homebuilders in Mexico's top four markets: Mexico City metropolitan area, Guadalajara, Monterrey and Tijuana and continues to have one of the leading positions in the additional 27 cities where the Company operates.

Investments. During the quarter, the Company continued its investments in construction technology through the acquisition of aluminum moulds that started to reflect operative improvements in the gross margin level. Mould technology is a cornerstone for the future operative efficiencies at Homex.

Information Technology also represents an important focus of investments; the Company continued to upgrade and update its IT platform across the organization to ensure profitable growth. Homex believes investments towards the Company's future growth will continue to reflect operating efficiencies.

Financial Results

Revenues increased 18.4% in the third quarter of 2007 to Ps.3,964 million from Ps.3,349 million in the same period of 2006. Total housing revenues in the third quarter of 2007 rose 17.9%, driven in part by higher middle-income sales volume, as well as higher average prices in the segment. Middle-income revenues in the third quarter of 2007 increased 46.7% and affordable entry-level increased 12.1%. Other revenues, which are mainly attributable to the sale of pre-fabricated construction materials such as block and concrete, increased 55.7% when compared to the third quarter of 2006.

---------------------------------------------------------------------------------------------------
REVENUES BREAKDOWN
---------------------------------------------------------------------------------------------------
Thousands of constant pesos as of September 30, 2007                                       Change
                                                           3Q'07              3Q'06       07 / 06
---------------------------------------------------------------------------------------------------
Affordable-entry                                       $3,090,782        $2,756,263          12.1%
---------------------------------------------------------------------------------------------------
Middle income                                            $806,650          $550,031          46.7%
---------------------------------------------------------------------------------------------------
Total housing revenues                                 $3,897,432        $3,306,294          17.9%
---------------------------------------------------------------------------------------------------
Other revenues                                            $66,902           $42,964          55.7%
---------------------------------------------------------------------------------------------------
Total revenues                                         $3,964,333        $3,349,258          18.4%
---------------------------------------------------------------------------------------------------

Gross Profit. Homex generated a gross margin of 33.1% in the third quarter of 2007, a significant improvement of 96 basis points when compared to 32.2% in the same period of last year. The stronger margin was mainly driven by the progressive use of aluminum moulds in some of the Company's projects, our focus on reducing land licensing and permitting costs, a better supply control as well as lower construction materials prices driven by national negotiations with our main suppliers. For the quarter, gross profit increased 21.9% to Ps.1,313 million from Ps.1,077 million in the same quarter of 2006.

Selling and Administrative Expenses (SG&A). The amortization of the "Casas Beta" brand in the third quarter of 2007 resulted in a non-cash impact in the SG&A line of approximately Ps.23 million, whereas no such charge was incurred in the same period of last year.

As a percentage of total revenues and excluding the amortization effect of the "Casas Beta" brand, selling and administrative expenses in the third quarter of 2007 increased to 10.8% from 9.2% in the third quarter of 2006. This increase in SG&A for the quarter was principally the result of costs incurred in connection with the opening of the four new branches and seven projects while only one branch opened at the end of the comparable period in the prior year.

Operating income in the third quarter of 2007 increased 12.4% to Ps.863 million compared to Ps.768 million in the same period of 2006. Operating income as a percentage of revenues was 21.8% in the third quarter of 2007 compared to 22.9% in the same period of 2006, also affected by the non-cash Beta trademark amortization reflected in the SG&A line. Excluding the Beta trademark amortization, comparable operating income as a percentage of total revenues would have remained stable at 22.4%.

Other Income. In the third quarter 2007, the Company registered other income of Ps.8 million compared to other income of Ps.10 million in the same period of 2006. The third quarter 2007 income resulted from the sale of construction materials to third parties during the period.

Net comprehensive financing cost decreased to Ps.42 million in the third quarter of 2007 compared to Ps.66 million in the year ago period. As a percentage of revenues, net comprehensive financing cost was 1.1% in the third quarter of 2007 compared to 2.0% in the same quarter of 2006. The decrease in net comprehensive financing cost was mainly the result of the 1.4% depreciation of the Mexican peso against the US Dollar during the period, reflected in a higher foreign exchange gain. The drivers of this result include the following:

      a) Net interest expense decreased to Ps.126 million in the third quarter of 2007 from Ps.129 million in the third quarter of 2006, mainly driven by the peso appreciation in the period and a reduction in the Company's borrowing interest rates.

      b) The Company's reported non-cash monetary position loss in the third quarter of 2007 of Ps.2 million compared to a monetary position loss of Ps.30 million in the third quarter of 2006, as a result of higher non-monetary assets.

      c) Foreign exchange gain in the third quarter of 2007 was Ps.86 million compared to a foreign exchange gain of Ps.92 million in the third quarter of 2006, derived mainly from the net changes in the translation of our foreign currency-denominated debt.

The monetary position and the foreign exchange gain are both non-cash items.

Net income for the third quarter of 2007 increased 14.6% to Ps.550 million from the Ps.480 million reported in the same period of 2006 mainly due to improved operating results.

Earnings per share for the third quarter of 2007 were Ps.1.64 as compared to Ps.1.43 in the same period of 2006.

EBITDA for the third quarter of 2007 rose 16.7% to Ps.938 million from Ps.803 million recorded in the third quarter of 2006. EBITDA margin for the quarter remained relatively stable at 23.7% from the 24.0% reported in the same period last year and practically unchanged when compared to 23.9% in the previous quarter.

The following table sets forth a reconciliation of net income to EBITDA for the third quarter of 2007 and 2006.


--------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS) TO                                   Three months
EBITDA DERIVED FROM OUR MEXICAN GAAP                                            ended
FINANCIAL INFORMATION                                                          Sep 30
--------------------------------------------------------------------------------------
(Thousands of constant pesos as of September 30, 2007)         3Q07              3Q06
--------------------------------------------------------------------------------------
Net Income (loss)                                          $550,481          $480,523
--------------------------------------------------------------------------------------
Depreciation                                                 43,584            25,640
--------------------------------------------------------------------------------------
Beta Trademark                                               23,275                 -
--------------------------------------------------------------------------------------
Net Comprehensive Financing Cost                             41,792            66,559
--------------------------------------------------------------------------------------
Income Tax Expense                                          246,074           225,149
--------------------------------------------------------------------------------------
Minority Interest                                            32,786             5,580
--------------------------------------------------------------------------------------
EBITDA                                                     $937,992          $803,450
--------------------------------------------------------------------------------------

Land Reserve. As of September 30, 2007, Homex's land reserve was 49.4 million square meters, which includes both the titled land and land in process of being titled. This is equivalent to 241,952 homes, of which 222,450 are focused on the affordable entry-level and 19,502 in the middle-income segment.

Homex has established a land reserve policy to maintain approximately three years of future sales of land bank on the balance sheet. Accordingly, at the end of the third quarter of 2007 the Company maintained sufficient land reserves for the construction of more than three years of anticipated sales. In addition, Homex maintains approximately two years of additional anticipated sales in optioned land.

Liquidity. Homex's average debt maturity is 8.0 years. The Company had net debt of Ps.1,788 million as of September 30, 2007. Homex's debt to total capital ratio at the end of the period remained stable at 30.3% while net interest coverage was 7.46x. Homex funded its cash needs for the third quarter of 2007, including land acquisitions, Capex, debt service and working capital requirements principally through a combination of cash flow from operations and existing cash on hand.

            o     Net debt: Ps.1,788 million

            o     Net debt to EBITDA ratio: 0.49x

            o     Debt to total capital ratio: 30.3%

            o     Net interest coverage 7.46x

Free Cash Flow. The Company maintained a comfortable cash position of Ps.2.1 billion with a neutral operating cash flow. According to the expansion program, the operative resources were invested in cash expenditures for land acquisition and increased capital expenditures for aluminum moulds, information technology and other process improvements. As a result, for the three months ended September 30, 2007; the Company registered a negative free cash flow in the amount of Ps.261 million. Accumulated for the nine-month period, the free cash flow was negative by Ps.526 million.

-----------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS) TO FREE CASH FLOW DERIVED                                   Acumulated
FROM OUR MEXICAN GAAP FINANCIAL INFORMATION                                                          as of
-----------------------------------------------------------------------------------------------------------
(Thousands of constant pesos as of September 30, 2007)                             sep-07           sep-06
-----------------------------------------------------------------------------------------------------------
Net Income (loss)                                                              $1,433,423       $1,077,435
-----------------------------------------------------------------------------------------------------------
Items that did not require cash resources (non-cash items)                       $919,461         $574,778
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Net resources used (generated) by operating activities                        -$2,435,321        -$790,117
-----------------------------------------------------------------------------------------------------------
Operating Cash flow                                                              -$82,437         $862,096
-----------------------------------------------------------------------------------------------------------
Capital Expenditures                                                            -$443,191        -$258,255
-----------------------------------------------------------------------------------------------------------
Free Cash Flow after land purchases and capex                                   -$525,629         $603,841
-----------------------------------------------------------------------------------------------------------

Accounts Receivable. Homex reported total receivables equal to 40.6% of revenues for the twelve months ended September 30, 2007, representing an improvement over the 43.8% registered in the third quarter of 2006, calculated for the twelve months ended September 30, 2006.

The period-end days in accounts receivable, calculated as of September 30, 2007, were 146 days, an improvement over the 158 days as of September 30, 2006. The year-over-year result in accounts receivable reflects improvements in the collection and construction processes and efficiencies achieved by the Company, despite the higher number of middle-income homes sold during the period, which take longer to build.

--------------------------------------------------------------------------------
WORKING CAPITAL CYCLE                                    3Q'07            3Q'06
--------------------------------------------------------------------------------

   Inventory w/land days                                   331              254
--------------------------------------------------------------------------------
   Turnover accounts receivable days                       146              158
--------------------------------------------------------------------------------
   Turnover accounts payables days                         145               99
--------------------------------------------------------------------------------
   Total Working Capital Cycle                             332              313
--------------------------------------------------------------------------------

Business Highlights

HOMEX STARTED OPERATIONS IN THE STATE OF QUERETARO

On August 17, 2007, Homex announced it has started operations in the state of Queretaro, one of the top 10 cities in Mexico, launching a new community "Hacienda Santa Rosa" which will consist of 8,600 homes to be built in seven stages. Through the development of this community the Company will contribute to the creation of 1,000 direct jobs and approximately 28,000 indirect jobs, benefiting the population of this state.

HOMEX TO TAP MIDDLE INCOME MARKET IN ACAPULCO

On August 29, 2007 Homex, inaugurated "Banus Club Residencial Acapulco", a new project intended to target the middle-income national tourism segment. Consisting of 477 homes, this new development is located in the "Diamante" area of Acapulco, one of the sea port zones with higher home appraisal values.

The development, designed by the recognized architect Ricardo Rojas, is divided in 6 clusters; each one consisting of middle-income villages and residential high-rise components, offering various prototypes from 80 m(2) to 150 m(2).

HOMEX STRENGTHENS ITS PRESENCE IN SOUTHEAST MEXICO WITH AN AFFORDABLE-ENTRY LEVEL DEVELOPMENT IN CANCUN

On September 14, 2007, Homex started operations in Cancun, through the development of a new community called "Paseos del Sol". The project will consist of 420 affordable entry-level homes in the first phase and will provide dwelling to approximately 1,700 people. Given that Cancun is ranked as one of the cities with higher demographic and economic growth in the country, it will be relevant to satisfy the housing needs of the local population and new inhabitants.

HOMEX, THE FIRST MEXICAN COMPANY TO BE PART OF THE COMPANIES CIRCLE OF LATIN AMERICAN CORPORATE GOVERNANCE ROUND TABLE SUPPORTED BY OECD

On October 09, 2007, Homex, as the only Mexican homebuilder with full SEC registration and NYSE listing, was the first Mexican company to be admitted in this organization conformed by 13 other leading Latin American companies.

Homex's admittance to the Round Table supports the Company's high standards of corporate governance resulting from the compliance with the strict rules applicable to non-foreign issuers in the United States (through the Securities and Exchange Commission and the New York Stock Exchange), as well as complying with the highest standards of the Best Corporate Practices Code recommended by the National Banking and Securities Commission in Mexico (CNBV) and the Mexican Stock Exchange (BMV).

                                * * * * * * * * *


About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold and net income.

For additional corporate information, please visit the Company's web site at: www.homex.com.mx

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached are the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the three-month period and nine-month period ended September 30, 2007 and 2006, the Consolidated Statement of Changes in Financial Position for the nine-month period ended September 30, 2007 and 2006 and the Consolidated Balance Sheet of Desarrolladora Homex, S.A.B. de C.V. as of September 30, 2007 and 2006.

--------------------------------------------------------------------------------------------------------------------------
DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET
COMPARISON OF SEPTEMBER 30, 2007 WITH SEPTEMBER 30, 2006
--------------------------------------------------------------------------------------------------------------------------
                                                                          Change                                    Change
(Figures in thousands of constant September 30, 2007 pesos)     sep-07   07 / 06           sep-06                  07 / 06
--------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                    2,103,071      10.4%        1,951,299        12.4%       7.8%
Accounts receivable, net                                     6,045,374      29.9%        5,295,926        33.8%      14.2%
Inventories                                                  9,310,662      46.1%        5,846,110        37.3%      59.3%
Other current assets                                           432,339       2.1%          286,279         1.8%      51.0%
                                                            ----------                  ----------
          Total current assets                              17,891,446      88.6%       13,379,614        85.3%      33.7%
Property and equipment, net                                    972,109       4.8%          671,698         4.3%      44.7%
Goodwill                                                       718,793       3.6%          718,793         4.6%       0.0%
Other assets                                                   617,149       3.1%          909,524         5.8%     -32.1%
                                                            ----------                  ----------
         TOTAL                                              20,199,497     100.0%       15,679,629       100.0%      28.8%
                                                            ==========                  ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions                            689       0.0%            6,038         0.0%     -88.6%
Accounts payable                                             4,080,605      20.2%        2,286,735        14.6%      78.4%
Advances from customers                                        351,151       1.7%          427,289         2.7%     -17.8%
Taxes payable                                                  202,299       1.0%          231,252         1.5%     -12.5%
                                                            ----------                  ----------
          Total current liabilities                          4,634,744                   2,951,314                   57.0%
Long-term notes payable to financial institutions            3,890,890      19.3%        3,510,385        22.4%      10.8%
Labour Obligations                                              51,977       0.3%           44,628         0.3%      16.5%
DEFERRED INCOME TAXES                                        2,671,104      13.2%        1,921,136        12.3%      39.0%
                                                            ----------                  ----------
         Total liabilities                                  11,248,715      55.7%        8,427,463        53.7%      33.5%
                                                            ==========                  ==========

STOCKHOLDERS' EQUITY
Common stock                                                   518,583       2.6%          518,583         3.3%       0.0%
Additional paid-in capital                                   3,221,652      15.9%        3,221,652        20.5%       0.0%
Retained earnings                                            4,876,784      24.1%        3,276,359        20.9%      48.8%
Excess in restated stockholders' equity                        326,094       1.6%          330,553         2.1%      -1.3%
                                                            ----------                  ----------
Cumulative initial effect of deferred income taxes            -155,010      -0.8%         -155,010        -1.0%       0.0%
        Majority Stockholders' Equity                        8,788,103      43.5%        7,192,137        45.9%      22.2%
                                                            ----------                  ----------
Minority interest                                              162,679       0.8%           60,029         0.4%     171.0%
        TOTAL STOCKHOLDERS' EQUITY                           8,950,782      44.3%        7,252,166        46.3%      23.4%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  20,199,497     100.0%       15,679,629       100.0%      28.8%

------------------------------------------------------------------------------------------------------------------
DESARROLLADORA HOMEX CONSOLIDATED INCOME
STATEMENT COMPARISON OF THIRD QUARTER 2007 WITH
THIRD QUARTER 2006
------------------------------------------------------------------------------------------------------------------
(Figures in thousands of constant pesos as of        3Q'07                       3Q'06                      Change
September 30, 2007 )                                                                                       07 / 06
------------------------------------------------------------------------------------------------------------------
REVENUES
   Affordable-entry level revenue                    3,090,782       78.0%       2,756,263      82.3%        12.1%
   Middle income housing revenue                       806,650       20.3%         550,031      16.4%        46.7%
   Other revenues                                       66,902        1.7%          42,964       1.3%        55.7%
                                                     ---------                   ---------
TOTAL REVENUES                                       3,964,333      100.0%       3,349,258     100.0%        18.4%
COSTS
TOTAL COSTS                                          2,651,377       66.9%       2,272,360      67.8%        16.7%

GROSS PROFIT                                         1,312,956       33.1%       1,076,898      32.2%        21.9%
SELLING AND ADMINISTRATIVE EXPENSES
  Selling and Administrative Expenses                  426,537       10.8%         308,870       9.2%        38.1%
  Beta Trademark Amortization                           23,275        0.6%               -       0.0%            -
TOTAL SELLING AND ADMINISTRATIVE EXPENSES              449,812       11.3%         308,870       9.2%        45.6%

OPERATING INCOME                                       863,144       21.8%         768,028      22.9%        12.4%
OTHER INCOME AND EXPENSES                                7,989        0.2%           9,783       0.3%       -18.3%
NET COMPREHENSIVE FINANCING COST
   Interest expense and commissions                    161,698        4.1%         165,707       4.9%        -2.4%
   Interest income                                     -35,905       -0.9%         -36,768      -1.1%            -
   Foreign exchange (gain) loss                        -86,001       -2.2%         -92,263      -2.8%        -6.8%
   Monetary position loss                                1,999        0.1%          29,883       0.9%       -93.3%
                                                     ---------                   ---------
                                                        41,792        1.1%          66,559       2.0%       -37.2%
                                                     ---------                   ---------
INCOME BEFORE INCOME TAX AND
EMPLOYEE STATUTORY PROFIT SHARING EXPENSE              829,341       20.9%         711,252      21.2%        16.6%

INCOME TAX EXPENSE                                     246,074        6.2%         225,149       6.7%         9.3%
                                                     ---------                   ---------
NET INCOME                                             583,267       14.7%         486,103      14.5%        20.0%
                                                     =========                   =========
MAJORITY INTEREST                                      550,481       13.9%         480,523      14.3%        14.6%
MINORITY INTEREST                                       32,786        0.8%           5,580       0.2%         0.0%
                                                     ---------                   ---------
NET INCOME                                             550,481       13.9%         480,523      14.3%        14.6%
                                                     =========                   =========
Earnings per share                                        1.64        0.0%            1.43       0.0%        14.6%

EBITDA                                                 937,992       23.7%         803,450      24.0%        16.7%

----------------------------------------------------------------------------------------------------------------
DESARROLLADORA HOMEX CONSOLIDATED INCOME
STATEMENT COMPARISON OF NINE MONTHS 2007
WITH NINE MONTHS 2006
----------------------------------------------------------------------------------------------------------------
Figures in thousands of constant pesos as of                      Change                                 Change
September 30, 2007                                 2007 YTD      07 / 06       2006 YTD                 07 / 06
----------------------------------------------------------------------------------------------------------------
REVENUES
   Affordable-entry level revenue                 8,050,066        77.0%      7,098,595       81.0%       13.4%
   Middle income housing revenue                  2,278,661        21.8%      1,516,712       17.3%       50.2%
   Other revenues                                   130,590         1.2%        143,471        1.6%       -9.0%
                                                 ----------                   ---------
TOTAL REVENUES                                   10,459,317       100.0%      8,758,779      100.0%       19.4%
COSTS
TOTAL COSTS                                       7,083,542        67.7%      5,975,168       68.2%       18.5%

GROSS PROFIT                                      3,375,775        32.3%      2,783,611       31.8%       21.3%
SELLING AND ADMINISTRATIVE EXPENSES
  Selling and Administrative Expenses             1,025,776         9.8%        822,299        9.4%       24.7%
  Beta Trademark Amortization                        69,356         0.7%              -        0.0%           -
TOTAL SELLING AND ADMINISTRATIVE EXPENSES         1,095,132        10.5%        822,299        9.4%       33.2%

OPERATING INCOME                                  2,280,643        21.8%      1,961,312       22.4%       16.3%
OTHER INCOME                                        162,011         1.5%         49,797        0.6%      225.3%
NET COMPREHENSIVE FINANCING COST
   Interest expense and commissions                 397,490         3.8%        430,366        4.9%       -7.6%
   Interest income                                 -102,545        -1.0%        -86,450       -1.0%       18.6%
   Foreign exchange (gain) loss                     -48,430        -0.5%         53,382        0.6%     -190.7%
   Monetary position loss                            40,842         0.4%         36,805        0.4%       11.0%
                                                 ----------                   ---------
                                                    287,357         2.7%        434,103        5.0%      -33.8%
                                                 ----------                   ---------
INCOME BEFORE INCOME TAX AND
EMPLOYEE STATUTORY PROFIT SHARING EXPENSE         2,155,297        20.6%      1,577,006       18.0%       36.7%

INCOME TAX EXPENSE                                  648,528         6.2%        497,381        5.7%       30.4%
                                                 ----------                   ---------
NET INCOME                                        1,506,769        14.4%      1,079,625       12.3%       39.6%
                                                 ==========                   =========
MAJORITY INTEREST                                 1,433,423        13.7%      1,077,435       12.3%       33.0%
MINORITY INTEREST                                    73,346         0.7%          2,190        0.0%           -
                                                 ----------                   ---------
NET INCOME                                        1,433,423        13.7%      1,077,435       12.3%       33.0%
                                                 ==========                   =========
Earnings per share                                     4.27                        3.21                   33.0%

EBITDA                                            2,640,241        25.2%      2,086,317       23.8%       26.6%

--------------------------------------------------------------------------------
            Consolidated Statement of Changes in Financial Position
             For the nine months ended September 30, 2007 and 2006
   (In thousands of Mexican pesos of purchasing power of September 30, 2007)
--------------------------------------------------------------------------------

                                                      YTD 2007        YTD 2006

   Net income                                         1,433,423       1,077,435
Non Cash items:
   Depreciation                                         128,231          75,207
   Minority Interest                                     73,346           2,190
   Amortization of Beta trademark                        69,356
   Deferred income taxes                                648,528         497,381
                                                   ------------    ------------
                                                      2,352,884       1,652,213

(Increase) decrease in:
  Trade accounts receivable                            (733,605)        499,463
  Inventories (w/land)                                  (85,354)       (224,278)
  Trade accounts payable                             (1,425,684)       (906,562)
  Other A&L, net (1)                                   (190,677)       (158,740)
                                                   ------------    ------------

Changes in operating assets and liabilities          (2,435,321)       (790,117)
                                                   ------------    ------------

Operating Cash Flow                                     (82,437)        862,096

Capex                                                  (443,191)       (258,255)
                                                   ------------    ------------

Free Cash Flow                                         (525,629)        603,841

Net Financing Activities                                252,611         (51,260)
                                                   ------------    ------------

Net increase (decrease) cash                           (273,017)        552,581

  Balance at beginning                                2,376,089       1,398,718
                                                   ------------    ------------

     Balance at end                                   2,103,071       1,951,299
                                                   ============    ============

-----------
(1)   Includes adjustment of goodwill and others.

                                    Signature

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Homex Development Corp.

                                             By: /s/ Alan Castellanos Carmona
                                                 -------------------------------
                                             Name:   Alan Castellanos Carmona
                                             Title:  Vice President of Finance
                                                     and Planning and Chief
                                                     Financial Officer

                                             By: /s/ Ramon Lafarga Batiz
                                                 -------------------------------
                                             Name:   Ramon Lafarga Batiz
                                             Title:  Administrative and
                                                     Accounting Officer


Date: October 23, 2007